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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                             Commission File Number 333-65987-02

(Check One):
[  ]  Form 10-K and Form 10-KSB    [  ]  Form 11-K
[  ]  Form 20-F           [ X ]  Form 10-Q and Form 10-QSB      [  ]  Form N-SAR
For Period Ended:   March 31, 1999

[  ]  Transition Report on Form 10-K and Form 10-KSB

[  ]  Transition Report on Form 20-F

[  ]  Transition Report on Form 11-K

[  ]  Transition Report on Form 10-Q and Form 10-QSB

[  ]  Transition Report on Form N-SAR

For the Transition Period Ended:
                                  ----------------------------------------------

         Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
                                                        ------------------------

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                                     PART I
                             REGISTRANT INFORMATION

         Full name of registrant ColorTyme, Inc.

         Former name if applicable    N/A
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         Address of principal executive office (Street and Number)
                           5700 Tennyson Parkway, Third Floor

         City, state and zip code  Plano, Texas 75024

                                     PART II
                             RULES 12b-25(b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         (b)      The subject annual report, semi-annual report, transition
                  report on Form 10-K, 10-KSB, Form 20_F, 11-K, Form N-SAR, or portions thereof
[  ]              will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

         State below in reasonable detail the reasons why Forms 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)



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         The registrant is a subsidiary guarantor of certain subordinated notes issued by its parent, Rent-A-Center, Inc. ("Rent-A-Center"). The registrant has requested from the Commission that it be granted an order pursuant to Section 12(h) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), exempting it from the reporting and information obligations under the Exchange Act, or, alternatively, that the Commission confirm that it will not recommend any enforcement action if the registrant does not individually comply as a separate registrant with its reporting obligations under Sections 13 and 15(d) of the Exchange Act, so long as Rent-A-Center includes certain required information in its periodic reports pursuant to the Exchange Act. The Commission did not require the registrant to include separate financial information with respect to its status as a subsidiary guarantor in connection with Rent-A-Center's registration statement on Form S-4, dated January 19, 1999. As of the date of this filing, the registrant has not received the Commission's response to the aforementioned request, but anticipates, pursuant to certain no-action letters issued by the Commission under similar situations, that the registrant will not be required to comply with the reporting obligations under the Exchange Act.

                                     PART IV
                                OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification.

         Robert D. Davis                   972                     801-1204
         (Name)                         (Area Code)           (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).

                                                                [ X ] Yes [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                [ ] Yes [ X ] No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                 ColorTyme, Inc.
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:       May 18, 1999                       By:      /s/   Robert D. Davis

Instruction: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION:

         Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).


                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange



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         Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the
         General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.





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